Ontario
Securities
Commission

Commission des
valeurs mobilières
de l'Ontario

22nd Floor
20 Queen Street West
Toronto ON M5H 3S8

22e étage
20, rue Queen ouest
Toronto ON M5H 3S8

RECEIPT

Excellon Resources Inc.

This is the receipt of the **Ontario Securities Commission** for the **Short Form Prospectus** of the above Issuer dated **August 20, 2019***(the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 *Passport System* in **British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador**. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

***Note, this receipt has been was revised on August 20, 2019 to reflect correct date of the prospectus."**

August 20, 2019

Sonny Randhawa

Sonny Randhawa
Director, Corporate Finance Branch

SEDAR Project # **2950441**